EXHIBIT 1

                              STORAGE TRUST REALTY
                             2407 Rangeline Street
                            Columbia, Missouri 65202

                                                              January 27, 1999

Public Storage, Inc.
701 Western Avenue, Suite 200
Glendale, California 91201
Attention:  David Goldberg

Ladies and Gentlemen:

     Pursuant to your request and in accordance with Section 12 of Article 3 of the Storage Trust Realty Second Amended and Restated Declaration of Trust (the "Charter"), the Board of Trustees of Storage Trust Realty (the "Trust"), at its meeting on January 18, 1999, has determined to grant to Public Storage, Inc. ("PSI") a waiver from the Ownership Limit (as defined in the Charter) permitting PSI and its affiliates to acquire and Beneficially Own (as defined in the Charter) up to 9.8% of the outstanding common shares of beneficial interest, par value $.01 per share (the "Shares"), of the Trust on the following terms and conditions.

     In the event that the Agreement and Plan of Merger by and among the Trust, PSI and Newco Merger Subsidiary, Inc., dated as of November 12, 1998, as amended (the "Merger Agreement"), is terminated, PSI agrees that it will use reasonable and diligent efforts to promptly sell to one or more unaffiliated parties, in one or more transactions, all of the Shares that it has acquired and Beneficially Owns in excess of the Ownership Limit (such Shares herein referred to as the "Surplus Shares"); provided, however, that PSI is not obligated to make any sale at a price per share which is less than PSI's cost to acquire the Shares; provided, further, however, that PSI agrees that all such Surplus Shares will be sold no later than 30 months following the date of the termination of the Merger Agreement irrespective of the price per share at which the Shares may be sold. The period of time from the termination of the Merger Agreement to the time that PSI Beneficial Ownership of Shares is below the Ownership Limit is referred to as the Interim Period.

     During the Interim Period, neither PSI nor any of its affiliates may purchase or otherwise acquire any additional Shares. In addition, during the Interim Period, PSI agrees that it will vote (i) all Surplus Shares that it Beneficially Owns in accordance with the recommendation of the Board of Trustees and (ii) all Shares that it Beneficially Owns below the Ownership Limit in its sole and absolute discretion. With regard to the voting of the Surplus Shares, at the request of the Trust on at least five days prior notice, PSI agrees to grant an irrevocable proxy to allow the Trust to vote the Surplus Shares in the Trust's discretion.

     Finally, any violation or attempted violation of the Ownership Limit or this waiver from the Ownership Limit will result in such Surplus Shares being considered Excess Shares in accordance with Section 3 of Article 3 of the Charter.

     If the foregoing is acceptable to you, please consent to your agreement with the foregoing actions by executing this signature page as indicated below.

                                        STORAGE TRUST REALTY



                                        By: /s/ DANIEL C. STATON
                                            ---------------------------
                                            Name: Daniel C. Staton
                                            Title: Chairman

Accepted and agreed to as of
the date first written above:

PUBLIC STORAGE, INC.



By: /s/ HARVEY LENKIN
    ---------------------------
    Name:  Harvey Lenkin
    Title:  President

cc: Mayer, Brown & Platt
    190 South LaSalle Street
    Chicago, Illinois 60603
    Attention:  Edward J. Schneidman